               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                              (Amendment No. 5)<F1>

                             Mutual Bancompany, Inc.
                                (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                                    62823P109
                                 (CUSIP Number)

                                 Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 22, 1996
                         ----------------
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
-------------------------
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP No. 62823P109
-----------------------------------------------------------------
1.   Name of Reporting Person                Jerome H. Davis
-----------------------------------------------------------------
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
-----------------------------------------------------------------
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds (See Instructions)
                                                    PF
-----------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------
6.   Citizenship or Place of
     Organization                                United States
-----------------------------------------------------------------
Number of      7.  Sole Voting Power                   -0-
Shares         8.  Shared Voting
Beneficially       Power                               -0-*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                               -0-
ing Person     10. Shared Dispositive
with               Power                               -0-*<F2>
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                    -0-*<F2>
-----------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
-----------------------------------------------------------------
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
-----------------------------------------------------------------
14.  Type of Reporting Person                           IN
     (See Instructions)
-----------------------------------------------------------------
<F2>
* See Items 5(a) and 5(b) of this Statement.






                                Page 2 of 7 Pages

CUSIP No. 62823P109
-----------------------------------------------------------------
1.   Name of Reporting Person                Susan B. Davis
-----------------------------------------------------------------
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
-----------------------------------------------------------------
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds (See Instructions)
                                                     PF
-----------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------
6.   Citizenship or Place of
     Organization                                United States
-----------------------------------------------------------------
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              -0-*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              -0-*<F3>
----------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-*<F3>
-----------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
-----------------------------------------------------------------
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
-----------------------------------------------------------------
14.  Type of Reporting Person                           IN
     (See Instructions)
-----------------------------------------------------------------
<F3>
* See Items 5(a) and 5(b) of this Statement.






                                Page 3 of 7 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis and Susan B. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Mutual Bancompany, Inc. ("Mutual"), a Missouri Corporation, is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         "The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Except as previously disclosed, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

         A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is -0- representing
0.00 percent of the outstanding shares of Common Stock of Mutual."

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the -0- shares of Common Stock which were owned by him and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the -0- shares of Common Stock which were jointly owned by him and Mrs. Davis.

               (ii) Subject to the matters referred to in paragraphs (a) and
(b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the -0- shares of Common Stock which were jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the -0- shares of Common Stock which were owned by Mr. Davis.







                                            Page 4 of 7 Pages

                  (c) Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

                  "Mr. Davis directed the sales of an aggregate of 33,300 shares of Common Stock beneficially owned by Mr. and Mrs. Davis through over-the-counter transactions with Mutual Bancompany, Inc., and received, aggregate consideration of $732,840.00. The amounts, dates and other information with respect to such sale is listed on Schedule A attached hereto. Mr. and Mrs. Davis presently do not own any shares of Common Stock of Mutual Bancompany, Inc.."

                  (d) Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

                  (e) "Between July 26, 1996 and October 22, 1996, Mr. Davis directed the sales of 33,300 shares of common stock beneficially owned by him and Mrs. Davis and as a result of such sales they ceased to have five percent (5%)or more of a beneficial ownership interest in the outstanding shares of Common Stock.
Currently, Mr. & Mrs. Davis beneficially own 0.00% of the outstanding shares of Common Stock."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as discussed above, there are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Mutual Bancompany, Inc."


                                            Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                  JEROME H. DAVIS
                                  ---------------
                    6/25/01       Jerome H. Davis
                     Date           (Signature)

                                  SUSAN B. DAVIS
                                  --------------
                    6/25/01       Susan B. Davis
                     Date           (Signature)


                                Page 6 of 7 Pages

                                   Schedule A

          Information with Respect to Transactions in the
            Common Stock of Mutual Bancompany, Inc. by
                      Jerome H. Davis and Susan B. Davis

Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. and Susan B. Davis:

1. 7/26/96         3,500         $21.00          OTC      *<F4>

2. 10/4/96         9,800         $22.00          OTC      *<F4>

3. 10/18/96       10,000         $22 5/16        OTC      *<F4>

4. 10/22/96       10,000         $22 1/4         OTC      *<F4>


----------------------------------
[FN]
<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.



                                Page 7 of 7 Pages